Exhibit 3.91

SECOND AMENDMENT TO GENERAL PARTNERSHIP
AGREEMENT OF IR NORTHLIGHT II ASSOCIATES

          THIS SECOND AMENDMENT TO GENERAL PARTNERSHIP AGREEMENT OF IR NORTHLIGHT II ASSOCIATES (the “Amendment”) is made as of June ___, 1998, by and between AAPOP 2, L.P., a Delaware limited partnership (“AAPOP”); and BPPI-I, L.P., a Pennsylvania limited partnership, or its nominee as permitted herein (“BPPI”).

BACKGROUND

A. AAPOP, as successor to Bell Atlantic Properties, Inc., and BPPI, as successor to PPI Northlight H, Associates, as of the date hereof each own 50% of the partnership interests in IR Northlight II Associates, a Pennsylvania general partnership (the “Partnership”) pursuant to a certain General Partnership Agreement dated September 30, 1986, as amended by a First Amendment dated as of February 28, 1995, a Consent and Waiver dated June 17, 1997, and an Assignment of Partnership Agreement dated June 23, 1997 (as so amended and assigned, the “Partnership Agreement”).

B. The Partnership owns, as its sole asset, a parcel of real estate, together with the office building constructed thereon, known as Lot C-7, iron Run, Upper Macungie Township, Lehigh County, Pennsylvania, and all leases, rents, income, rights and benefits appurtenant thereto (the “Property”).

C. The Partnership previously entered into a loan transaction with Teachers Insurance and Annuity Association, its successors and assigns (“Lender”), which loan (the “Existing Loan”) is evidenced by a Mortgage Note dated December 15, 1987, and is secured by, among other things, a Mortgage dated December 15, 1987 on the Property granted by the Partnership to the Lender. The foregoing Mortgage Note, Mortgage, and such other loan documents evidencing or securing such loan are referred to herein as the “Existing Loan Documents”.

D. The Partnership and J. E. Roberts Company, Inc., on behalf of the Lender, entered into a certain Settlement Agreement dated April 24, 1998, as amended by letter date& June 4, 1998 (as so amended, the “Settlement Agreement”), pursuant to which the Partnership and Lender agreed, among other things, upon the extension of the terms of the Existing Loan Documents through July 1, 1998 (the “Payoff Date”).

E. AAPOP and BPPI desire to enter into this Amendment for the purpose of agreeing (i) to their responsibility to each other and to Lender in connection with the Settlement Agreement, (ii) to agree on the terms and conditions of a new loan, to be secured by the Property. to replace the Existing Loan, (iii) to agree upon certain terms and conditions regarding the proposed sale of their respective interests to each other and/or to third parties, and (iv) to modify the terms and conditions of the existing buy/sell provisions of the Partnership Agreement, all on the terms and conditions more particularly set forth herein.

AGREEMENTS

          NOW, THEREFORE, intending to be legally bound hereby, and in consideration of the foregoing and of the covenants and conditions contained herein and of other good and valuable consideration, the receipt and sufficiency whereof are hereby acknowledged the parties hereto agree as follows:

1. Settlement Agreement. AAPOP and BPPI hereby ratify and confirm the terms and conditions of the Settlement Agreement. AAPOP and BPPL agree that the “Settlement Amount" (as defined in the Settlement Agreement) shall be shared equally by AAPOP and BPPI as expenses of the Partnership. In the event Lender is not paid in full on or prior to the Payoff Date, AAPOP agrees to be responsible for all default interest, additional interest, costs und penalties arising out of the Existing Loan Documents and the Settlement Agreement, but only to the extent (1) such costs and penalties are in excess of the Settlement Amount, and (ii) such failure to pay off the Existing Loan arises from the acts or omissions of AAPOP, its officers, employees, shareholders, directors or agents. AAPOP’s obligation to be responsible for costs and expenses in excess of the Settlement Amount shall not relieve AAPOP and as partners of the Partnership from any Partnership obligation to make payments of principal and/or interest (at the regular interest rate set forth in the Existing Loan Documents), in accordance with the terms of the Existing Loan Documents.

2. New Loan. AAPOP and BPPI hereby agree that the Partnership accept the terms and conditions of the proposed loan transaction with NationsBank, N.A., as more fully set forth in the NationsBank loan commitment dated June 22, 1998 and take such steps as are necessary to complete closing thereunder. The Partnership is authorized and AAPOP and BPP1 each agree to use its beet efforts to finalize the terms of the foregoing loan, and to enter into the fore going loan on or prior to the Payoff Date. In the event the proposed loan transaction requires the delivery of the guaranty of AAPOP and/or BPPI, AAPOP and BPPJ agree to use their best efforts to negotiate a guaranty that is limited to BPPI; provided, however, that AAPOP delivers to BPPI at the time of any such guaranty a written instrument in substantially the form attached hereto as Exhibit “A”, whereby AAPOP is responsible for one-half (1/2) of any liability of BPPI to such lender, its successors and assigns.

3. Put/Option Period. AAPOP and BPPI hereby agree that, subject to the terms set forth below (including, specifically, providing a timely “Notice”, as herein defined), during the “Put/Option Period” (as defined below), (i) AAPOP shall have the right, on the terms set forth below, to compel BPPI to purchase AAPOP’s partnership interests in the Partnership (the “Put”), and (ii) BPPI shall have the right, on the terms set forth below, to compel AAPOP to sell AAPOP’s partnership interests in the Partnership (the “Option”); provided, however, that in the event the Partnership, AAPOP and/or BPPI receive an acceptable bona fide offer to purchase the Property or a Partner’s interest in the Partnership prior to the providing of a Notice (as defined below), such offer shall be subject to the right of first refusal provisions of Section 28 of the Partnership Agreement (as modified by this Amendment), and the Put and Option shall thereafter expire and be of no further force arid effect; provided further, however that the Put/Option Period shall be revived for a new period (the “Second Put/Option Period”) if the sale of the Property or a Partner’s interest in the Partnership is not consummated by such third party (pr a Selling Partner under the right of first refusal provisions of Section 28) on or prior to

October 14, 1 998 The buy/sell provisions set forth in Section 27 of the Partnership Agreement may not be invoked by AAPOP or BPPI during the Put/Option Period or, if applicable, the Second Put/Option Period. As used herein, the “Put/Option Period” and/or the “Second Put/Option Period” shall be the period of time during which a closing under the Put or Option may occur upon the timely providing of a “Notice” in accordance with Section 3.1 below.

          3.1.      Terms and Conditions of the Put. AAP-OR shall have the right to exercise the Put by providing “Notice” (as herein defined) to BPPI on or after 9:00 a.m. (Eastern time) on (A) July 15, 1998 (but prior to. August 31, 1998), or, (.B) only in the event the Second Put/Option Period occurs based on the revival-of the Put/Option Period as set forth above, October 15, 1998 (but prior to November 15, 1998). Upon exercise of the Put by AAPOP, (BPPI) shall be obligated to purchase AAPOP’s partnership interests in the Partnership (i) for a purchase price of $800,000 in immediately available funds, (ii) at a closing (the “Closing”) to be held at BPPI’s offices on or prior ten (10) business days from the date of the Notice (but in no event sooner than August 1, 1998), and (iii) subject only to the additional terms and conditions set forth in the form of Assignment of Partnership Interests attached hereto as Exhibit “B”, to be delivered by AAPOP and BPPI at Closing.

          3.2.      Terms and Conditions of the Option. BPPI shall have the right to exercise the Option by providing “Notice” (as herein defined) to AAPOP on or after 9:00 a.m. (Eastern time) on (A) July 15, 1998 (but prior to August 31, 1998), or (B) only in the event the Second Put/Option Period occurs based on the revival of the Put/Option Period as set forth above, October 15, 1998 (but prior to November 15, 1998). Upon exercise of the Option, BPPI shall be obligated to purchase AAPOP’s partnership interests in the Partnership (1) for a purchase price, to be paid in immediately available funds, equal to $800,000, plus the “Net Additional Equity Value” (as herein defined), (ii) at a closing (the “Closing”) to be held at BPPI’s offices on or prior ten (10) business days from the date of the Notice (but in no event sooner than August 1, 1998), and (iii) subject only to the additional terms and conditions set forth in the form of Assignment of Partnership Interests attached hereto as Exhibit “B”, to be delivered by AAPOP and BPPI at Closing. As used herein, “Net Additional Equity Value” shall mean the sum derived in accordance with the following formula more particularly set forth on Exhibit “C” attached hereto.

          3.3.      Conflicts in Notices. Upon the exercise of the Put, BPPI’s right to exercise the Option shall cease and be of no further force and effect. Upon the exercise of the Option, the Put shall cease and be of no further force and effect. Notwithstanding the provisions of Section below regarding notices, the exercise of any “Notice” under this Section 3 must be provided as follows: (i) in writing; (ii) by hand delivery to the general receptionist or other employee of AAPOP or BPPI at the address set forth in Section 6 below during regular business hours (non-holiday weekday, 9:00 a.m. until 4:30 p.m.); (iii) confirmed by written receipt of the foregoing receptionist or employee, indicating the actual time and date of receipt (or, in the event a party refuses to accept delivery, by confirmation of the delivery party of the time delivery was attempted but refused). Any dispute between BPPI and AAPOP regarding which was exercised first, the Put or the Option, shall be submitted to arbitration under the Commercial Arbitration Rules of the American Arbitration Association. Limited civil discovery shall be permitted for the production of documents and taking of depositions. Unresolved discovery disputes may be brought to the attention of, and may be decided by, the arbitrator. The arbitrator shall assess the costs and expenses of the arbitration against the parties in such proportion as may be fair and equitable.

          3.4      Due Diligence Review. At all reasonable times prior to Closing, subject to the rights of the tenants at the Property, BPPI, its agents and representatives, shall be entitled to: (1) enter upon the Property, including all leased areas, on reasonable notice to AAPOP, to perform inspections and tests of the Property, including surveys, test borings and examinations and tests of all structural and mechanical systems within the improvements, and appraisals and inspections by prospective lenders, investors and tenants; (2) make investigations with regard to zoning and building code requirements and other matters, and (3) examine and copy the documentation and data underlying the receipts and expenses relating to the Property for the most recent three (3) full calendar years and the current calendar year. BPPI shall be responsible for all costs associated with the inspections, as well as be responsible for all damages, if any, to the Property caused by BPPI’s inspections, and shall restore any damage to the Property caused by or on behalf of BPPI during such inspections.

          3.5      Covenants. Representations and Warranties of AAPOP and BPPI. AAPOP and BPPI covenant, represent and warrant to each other as follows, and will confirm these covenants, representations and warranties as of the date of Closing:

a. Each owns its partnership interests in the Partnership free and clear of any lien, security interest, restriction, claim or encumbrance of any kind whatsoever. From and after Closing, the party who so conveys its partnership interests in the Partnership shall warrant and agree to defend and forever warrant its title to the partnership interests so conveyed against claims by anyone claiming by or through it.

b. Each has the full power and authority to sell, assign, transfer, convey arid deliver its partnership interests on the terms and conditions set forth herein.

c. Except for the Leases shown on the rent roll set forth on Exhibit “D” attached hereto and the information disclosed on said rent roll, (i) there are no leases or other occupancy agreements affecting the use or occupancy of any part of the Property, (ii) the foregoing leases are in full force and effect on the terms set forth therein, and reflect the entire agreement between the Partnership and such tenant, (iii) there are no defaults by the tenant(s) under the foregoing leases, and no such tenant has alleged a default by the Partnership or any partner of the Partnership under the foregoing leases, and (iv) all obligations of the Partnership as landlord thereunder have been fulfilled.

d. Each such party has not received notice that the Property or the present use thereof is in violation of any building, fire, zoning or health code or any other law, rule, regulation or ordinance that would materially adversely affect the Property or the use thereof by any tenant or other occupant thereof.

e. Except for the contracts described on Exhibit “E” attached hereto and made a part hereof (the “Contracts”) and the Leases, there are no contracts, agreements, covenants, understandings, commitments, arrangements or collaborations affecting, required or useful for the ownership, leasing, use or operation of the Property. The Contracts are, to the best knowledge of the maker of this representation, current and in full force and effect, and no notice of default has been received under any such Contract which remains uncured.

f. No notices have been received alleging that the Property is in violation of any environmental law, rule, or regulation, or alleging that there has been a release of a hazardous substance, hazardous waste, or of any pollutant or contaminant regulated under any applicable environmental law, rule or regulation.

g. Except for any broker who may be due a commission in connection with the expansion or extension of any of the existing Leases, there are no brokers, finders or similar agents entitled to receive a commission in connection with the sale of the partnership interest of AAPOP or BPPI contemplated hereunder.

h. No notices have been received of any pending condemnation, expropriation, eminent domain, or similar proceeding affecting all or any portion of the Property.

          3.6      Further Assurances: Cross-Easements. In the event BPPI becomes the owner of the Property or the owner of AAPOP’s partnership interest in the Partnership (through exercise of the Put, the Option or otherwise), BPPI agrees at the time of such conveyance to enter into such cross-easement agreements regarding the use and maintenance of the shared walkways, bridges, utility services, life safety systems, and such other items as are reasonably required by the owner of the adjacent Lot C-6 or any of its then existing tenants. Such cross-easements shall be negotiated in good faith prior to the actual conveyance of the Property and/or partnership interest, and shall be in form reasonably satisfactory to the owners of Lots C-6 and C-7, and their respective lenders; provided, however, that in the event that, notwithstanding such good faith efforts, the cross-easements are not agreed upon prior to the actual conveyance of the Property and/or the partnership interest, the execution and delivery of such agreements shall not be a condition precedent to such conveyance, and such cross-easements will continue to be an obligation of the parties, their successors and assigns, to be furnished after such conveyance.

4. Procedures for Deadlock. Section 27 of the Partnership Agreement is hereby amended to provide that, in the event from and after August 31, 1998, the deadlock procedures of Section 27 are invoked by either AAPOP or BPPI, (i) the non-declaring partner shall declare its intention to sell or to purchase the declaring partner’s partnership interests in fifteen (15) days (rather than ninety (90) days) following the delivery of updated due diligence materials and a certificate restating the representations and warranties set forth in Section 3.5 above by the declaring partner to the non-declaring partner; and (ii) closing under the purchase and sale of partnership interests shall occur within thirty (30), rather than sixty (60) days after the aforesaid election of the non-declaring partner.

5. Procedures for Right of First Refusal. Section 28 of the Partnership Agreement is hereby amended to provide that, in the event the right of first refusal procedures of Section 28 are invoked by either AAPOP or BPPI, (i) the Remaining Partner shall declare its intention to purchase the Selling Partner’s partnership interests in fifteen (15) days (rather than ninety (90) days) following the delivery of updated due diligence materials and a certificate restating the representations and warranties set forth in Section 3.5 above by the Selling Partner to the Remaining Partner, and (ii) closing under the purchase and sale of partnership interests shall occur within thirty (30), rather than sixty (60) days after the aforesaid election of the Remaining Partner.

6. Notices. Wherever any notice or other communication is required or permitted hereunder, such notice or other communication shall be in writing and shall be delivered by hand, by nationally recognized overnight express delivery service, or sent by U.S. registered or certified mail, return receipt requested, postage prepaid, to the addresses set out below or at such other addresses as are specified by written notice delivered in accordance herewith:

AAPOP:

c/o Atlantic American Properties
1720 Walton Road
Blue Bell, PA 19422
Attn: Mr. Joseph 0. Nahas, Jr.

BPPI:

Bergen of Philadelphia, Inc.
Suite 401
One Belmont Avenue
Bala Cynwyd, PA 19040
Attn: Mr. Arthur P. Pasquarella

and

Berwind Property Group
3000 Centre Square West
1500 Market Street
Philadelphia, PA 19102
Attn: Loretta Kelly, Esquire

and

Pitcairn Properties
One Pitcairn Place
Jenkintown, PA
Attn: Mr. Dennis Campbell

          Any notice or other communication mailed as herein above provided shall be deemed effectively given or received on the date of delivery, if delivered by hand or if delivered by express delivery service, or on the date indicated on the return receipt if mailed. If any notice mailed is properly addressed but returned for any reason, such notice shall be deemed to be effective notice and to be given on the date of mailing.

7. Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8. Entire Agreement: Amendments: Continued Force. This Amendment sets forth all of the promises, covenants, agreements, conditions and undertakings among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, expressed or implied, oral or written, except as contained herein. This Amendment may not be changed orally but only by an agreement in writing, duly executed by all the parties. Except as otherwise set forth herein, the Partnership Agreement shall remain in full force and effect.

          IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement to be effective on the date and year first above written.

BPPI-I, L.P.

By:	Bervest of Philadelphia, Inc., general partner

By:
Name:
Title:

AAPOP 2, L.P., a Delaware limited partnership

By:
AAP Sub Three, Inc., a Delaware corporation, general partner

By:
Name
Title: